TSX-V : DTA

DENTONIA RESOURCES LTD

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 18, 2007

File #82-627

07027009

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated September 18, 2007

Enclosed is a copy of our News Release dated September 18, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

RECEIVED
2007 OCT -2 A 9:21

September 18, 2007 For Immediate Release

2007 DO-27 Bulk Sample Results Confirm Grade of Main Lobe at 0.89 Carats/Tonne 1,724.57 Carats of Diamonds Recovered, Including Fancy Yellow Gems Valuation of Diamonds Pending

Dentonia Resources Ltd. ("Dentonia") with a 40% equity interest in DHK Diamonds Inc., a private company incorporated under the laws of the Northwest Territories (NT), Canada, being an 11.77% contributing joint venture partner in the WO Diamond Project, at Lac de Gras, NT, has been advised by Peregrine Diamonds Inc. ("Peregrine"), the operator of the project, of the results of the 2007 bulk sample from the nine hectare DO27 kimberlite as follows:

"The 2007 bulk sample average modelled grade for the Main Lobe pyroclastic kimberlite (PK) is 0.89 carats per tonne (89.13 carats per hundred dry tonnes), confirming Peregrine's previous bulk sample estimates of 0.90 carats per tonne in 2005 and 0.88 carats per tonne in 2006. This Main Lobe PK lithology represents at least 80% of the DO-27 kimberlite complex.

In total, 18,371 diamonds greater than +1 DTC sieve size (approximately +1.1 millimeter), comprising 1,724.57 carats, with an average stone size of 0.094 carats per stone, were recovered from approximately 2,520 dry tonnes of kimberlite from all lithologies in the Main and Northeast Lobes of DO-27 in the 2007 bulk sample.

The twenty largest diamonds recovered in 2007 are 9.45, 7.03, 6.03, 5.17, 4.84, 4.35, 4.19, 3.62, 3.48, 3.38, 3.23, 3.18, 3.12, 3.08, 3.03, 2.86, 2.82, 2.67, 2.53, and 2.48 carats, with twelve of these stones being gem or near gem-quality. Of particular interest is the recovery of fancy yellow gem-quality diamonds, including a very high quality, 4.35 carat stone. This is the first occurrence of fancy coloured gems being recovered from DO-27.

The 2007 bulk sample tonnage was obtained from 28 large diameter (24"-28") drill holes (LDD) completed to a maximum depth of 295 meters below surface. Extracted kimberlite tonnage estimates were calculated using a down-hole caliper and a three-dimensional density model of the various kimberlitic lithologies prepared by AMEC Americas Ltd. As some of the LDD holes were drilled to achieve maximum kimberlite volume extraction, these particular holes were not suitable for tonnage estimation and grade calculations and therefore have been omitted from those calculations; however, all recovered diamonds can and will be used for diamond valuation.

Since different sizes and types of bottom size screens were used in the 2005, 2006 and 2007 bulk sample drilling and processing, all grade results were normalized to a uniform datum of a 1.0-millimeter bottom screen size for the 2006 bulk sample results and a 1.4-millimeter bottom screen size for the 2007 bulk sample results, and then modelled. This procedure is in accordance with industry standard practice when calculating diamond grades from multiple bulk samples that have different bottom screen size data sets. The 2005 bulk sample was not suitable for modelling due to its small size relative to the 2006 and 2007 bulk samples.

The individual and combined 2006 and 2007 bulk sample normalized grades for the Main Lobe and Northeast Lobe PK, using LDD holes drilled for grade calculations, are summarized below:

2006 AND 2007 NORMALIZED GRADES

Year	Lithology	Tonnes	Carats	CPHT*
2006	Main Lobe PK	332.80	296.55	89.11
2006	NE Lobe PK	20.05	14.81	73.87
2007	Main Lobe PK	1616.01	1440.34	89.13
2007	NE Lobe PK	322.86	253.05	78.38
Combined	Main Lobe PK	1948.81	1736.89	89.13
Combined	NE Lobe PK	342.91	267.86	78.11
2006	Main + NE PK	352.85	311.36	88.24
2007	Main + NE PK	1938.87	1693.39	87.34
All	All combined	2291.72	2004.75	87.48

**CPHT = CARATS PER HUNDRED DRY TONNES; STONE COUNTS ARE NOT APPLICABLE TO NORMALIZED DATA*

Lithologies other than PK in the Northeast Lobe are volumetrically insignificant and therefore those particular samples were not suitable for normalized grade estimation, resulting in slightly smaller total carats recovered for 2007 in the chart above compared to the actual carats recovered (1693.39 carats versus 1,724.57 carats).

The diamond size distribution for all diamonds recovered in the 2005, 2006 and 2007 bulk samples is summarized below:

DO-27 2005-2007 DIAMOND SIZE DISTRIBUTION

DTC SIEVES	Approx. Sieve Opening	ML PK* 2005 Carats	ML PK 2006 Carats	ML PK 2007 Carats	NE PK 2006 Carats	NE PK 2007 Carats	NE Other 2006 Carats	NE Other 2007 Carats	Total 2005 Carats	Total 2006 Carats	Total 2007 Carats	Total 2005-07 Carats
+17	6 mm	9.04	1.83	95.70	14.68	21.55	3.90	3.38	9.04	20.41	120.63	150.08
+15	5.5 mm		2.73	21.03		2.61				2.73	23.64	26.37
+13	4.5 mm	4.31	11.23	63.32	3.06	15.33	1.50	4.81	4.31	15.79	83.46	103.56
+11	3.5 mm	18.16	32.42	181.81	10.60	31.44	4.42	26.03	18.16	47.44	239.28	304.88
+9	3 mm	19.63	35.13	210.69	8.24	27.04	5.13	23.81	19.63	48.50	261.54	329.67
+7	2.5 mm	13.99	30.89	178.98	8.58	29.50	3.58	19.53	13.99	43.05	228.01	285.05
+5	2 mm	40.01	80.57	415.90	16.62	65.28	10.94	53.64	40.01	108.13	534.82	682.96
+3	1.5 mm	20.96	57.00	168.15	11.16	25.35	7.76	20.12	20.96	75.92	213.62	310.50
+1	1 mm	6.15	47.87	15.59	8.84	2.08	6.44	1.90	6.15	63.15	19.57	88.87
Total		132.25	299.67	1351.17	81.78	220.18	43.67	153.22	132.25	425.12	1724.57	2281.94

**ML = MAIN LOBE; NE=NORTHEAST LOBE; DTC SIEVES HAVE ROUND APERTURES*

Howard Coopersmith, Peregrine's external Qualified Person, commenting on the 2007 results stated:

- One of the main goals in the 2007 bulk sample campaign has been to collect a larger diamond parcel for a more statistically robust and representative revenue estimate, and in particular to assess more stones in the +3 grainer (>0.75 carats) categories. This goal has been achieved.
- DO-27 contains a sub-population of well formed crystals of exceptional colour which in this year's larger parcel is showing up in the coarser sizes, and will likely represent the bulk of the total value.
- The average valuation for the 2007 sample is expected to be higher than that of the 2005 and 2006 sample due to coarser diamond size distribution and an overall increase in average diamond quality.
- Consistency of grade from the 2005, 2006 and 2007 bulk samples is positive.
- 18% of the 2007 parcel by weight occurs as stones greater than 0.50 carats.
- 4 stones are greater than 5 carats each; 22 stones are between 2 and 5 carats each; 51 stones are between 1 and 2 carats each; 219 stones are between 0.5 to 1 carats each.
- A population of fancy yellow gems is positive.

Some of the important diamonds recovered are as follows:

9.45 ct. white/grey aggregate (near gem)
6.03 ct. white (colourless) irregular (broken)
4.19 ct. white (colourless) octahedron
3.03 ct. light brown tetrahexahedroid
2.67 ct. light brown octahedron (broken)
2.48 ct. white (colourless) octahedron
2.27 ct. brown octahedron
1.77 ct. white (colourless) octahedron
1.54 ct. white (colourless) tetrahexahedroid
1.38 ct. white (colourless) octahedron
1.07 ct. fancy yellow octahedron
7.03 ct. off white octahedron (broken)
4.35 ct. fancy yellow octahedron
3.08 ct. light brown octahedron (broken)
2.82 ct. light brown octahedron
2.53 ct. white (colourless) tetrahexahedroid
2.37 ct. white (colourless) tetrahexahedroid
2.00 ct. white (colourless) octahedron
1.63 ct. white (colourless) tetrahexahedroid
1.42 ct. white (colourless) tetrahexahedroid
1.26 ct. white (colourless) cube
0.84 ct. fancy yellow octahedron

Tinus Oosterveld calculated the diamond grades for the various lithologies reported here. Mr. Oosterveld, a professional mining engineer and Qualified Person as defined by National Instrument 43-101, is regarded as one of the leading authorities in diamond resource evaluation and diamond geostatistics. He has more than 30 years of experience in diamond mine development, including nearly a decade as Ore Evaluation Consultant to De Beers and Anglo American, involved in evaluating all of De Beers' diamond properties worldwide, and an additional 15 years of experience as an independent diamond resource consultant based in South Africa.

The 2007 DO-27 bulk sample, as in previous years, was processed at the Bulk Sample Test Facility at BHP Billiton's Ekati™ Diamond Mine, NT, Canada. Diamond recovery was by standard DMS concentration, X-ray sorter and grease table recovery circuits. Although this facility is not ISO/IEC 17025 accredited, industry standard chain of custody and security protocols were adhered to and sample integrity and process recovery efficiency is considered high. In addition, extensive QA/QC, as well as internal and external audits were utilized during bulk sample extraction and processing. The kimberlite rock lithologies reported are relatively homogenous and are representative of the sampled area.

The diamonds are at BHP Billiton's Sorting and Valuation Facility in Yellowknife, NT, where they have been cleaned and are awaiting shipment to Antwerp, Belgium for valuation by independent valuators. The valuations are anticipated to be completed in November 2007. Photographs of the 4.35 carat fancy yellow gem and 4.19 carat white gem can be seen on Peregrine's web site at www.pdiam.com, under Photo Gallery/Diamond Photos. Photographs of additional DO-27 diamonds will be posted on Peregrine's web site in October 2007.

AMEC Americas Ltd is preparing an internal Preliminary Technical Assessment (PTA) report on DO-27, including a resource estimate for this mineralized deposit. The PTA, which investigates various potential mining and processing scenarios for DO-27, is currently incorporating the recent positive kimberlite pre-concentration results released by Peregrine on July 24, 2007. Additional high water pressure pre-concentration test results, which are anticipated to further enhance kimberlite pre-concentration, are expected next month and will be incorporated with the new diamond valuation results into the PTA.

The pre-concentration results received to date could have a very significant impact on potential project economics and is a prominent focus of the PTA. An average pre-concentration ratio of 5:1 for the Main Lobe PK at DO-27, for example, could result in a concentrate grade of approximately 4.5 carats per tonne.

The grade of the Main Lobe PK of 0.89 carats/tonne, before any pre-concentration, compares favorably to the published data for kimberlite pipes at BHP Billiton's Ekati™ Diamond Mine in the Annual Information Form of Dia Met Minerals, dated June 14, 2000, which reported, as part of the feasibility study, an average grade for five of the Ekati™ pipes (Fox, Sable, Panda –underground and open pit, Misery and Koala - underground and open pit) of 1.09 carats per tonne. In addition, the occurrence of fancy yellow gem diamonds at DO-27, which also occur at Ekati's™ Misery pipe, adds an important additional source of average diamond value enhancement not previously recognized at DO-27.

Howard Coopersmith and Jennifer Pell, Qualified Persons as defined by National Instrument 43-101, as well as AMEC Americas Ltd., have reviewed all procedures and data and have approved the contents of this release."

Dentonia's Comments

In an attempt to reconcile the 1994 bulk sample results with current results, to quote from Kennecott's report dated November 15, 1994 (Summary), may be helpful.

"For the pyroclastic phase (PK), 13,888 macrodiamonds weighing 1,079 carats were recovered from 3,003 dry tonnes processed, for an average of 0.359 ct/tonne (average stone size 0.078 ct). In the case of the bulk sample test (1994) macrodiamonds are stones that do not pass through a 1mm by 3mm sieve." The difference between the current results and the results in 1994 are due to the fact that in 1994 the Northeast Lobe was primarily sampled at one level, 100m below surface, at the edge of the DO27, a different pipe from the Main Lobe.

If one accepts the proposition that kimberlite formations are due to, either in whole or in part, repeated phreatomagmatic processes (interaction between groundwater and rising magma with explosive results) as suggested by Professor V. Lorenz and discussed by Professor H. H. Helmstaedt, Queen's University, in a paper delivered to the PDA in 1993, and in a lecture by Professor V. Lorenz in Vancouver, "the diamond grade of these phases (phreatomagmatic) may vary greatly and a winnowing of diamonds by size may take place, under such circumstances, a sampling program to encompass such variations in grade and size of the diamonds (winnowing) has to be well thought out to obtain a representative sample for a pipe as a whole."

It appears that the current sample consists, on average, of larger stones than the 1994 sample.

To quote from the 1994 Report "The diamonds were small"; however, it was observed, in later studies that the stones, otherwise, were of good quality.

To sum up, the 1994 bulk sample, for statistical purposes, was inherently flawed and only a limited conclusion should have been drawn from it.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END